Exhibit 6

Distribution by ECI Telecom Ltd.
of 7,600,000 Ordinary Shares of ECtel Ltd. to ECI Shareholders
(Procedures for Tax Relief)

TO BE ELIGIBLE FOR A FULL OR PARTIAL EXEMPTION FROM ISRAELI WITHHOLDING TAX WITH RESPECT TO THE DISTRIBUTION, YOU SHOULD COMPLY WITH THE PROCEDURES DESCRIBED HEREIN AS PROMPTLY AS POSSIBLE IN ORDER TO ALLOW US AMPLE TIME TO REQUEST SUCH EXEMPTION ON YOUR BEHALF BY NO LATER THAN 5:00 P.M., NEW YORK TIME, ON THURSDAY, JUNE 10, 2004 (THE “SUBMISSION DATE”).

May 6, 2004

To Our Clients:

     ECI Telecom Ltd. (“ECI”) announced a distribution of 7,600,000 ordinary shares, par value NIS 0.04 per share, of ECtel Ltd. (“ECtel”) to holders of record of ECI ordinary shares, as more fully described in the Information Statement, dated as of the date hereof and enclosed herewith (the “Information Statement”). The distribution of ECtel shares will be made on Monday, May 10, 2004 (the “Distribution Date”), to holders of record of ECI ordinary shares that are issued and outstanding as of 5:00 p.m., New York time, on Wednesday, May 5, 2004 (the “Record Date”).

     As more fully described in the Information Statement, pursuant to Israeli tax law, ECI is required to withhold 25% of the ECtel shares being distributed, unless a shareholder is eligible for a full or partial exemption from such tax and completes and submits the Declaration Form (“Declaration of Status of Beneficial Owner for Israeli Income Tax Purposes”) enclosed herewith to us as promptly as possible in order to allow us ample time to request such exemption on your behalf by no later than 5:00 p.m., New York time, on Thursday, June 10, 2004 (the “Submission Date”). Accordingly, on the Distribution Date, ECI will distribute to its shareholders an aggregate of 5,700,000 ECtel shares, representing 75% of the ECtel shares being distributed, and will transfer the remaining 1,900,000 ECtel shares, representing 25% of the ECtel shares being distributed, to American Stock Transfer & Trust Company (the “Paying Agent”). As soon as practicable following the Submission Date, the Paying Agent will distribute all or a portion of the said balance of the ECtel shares to those shareholders that qualify for a full or partial exemption.

     We are furnishing this letter and the enclosed materials to you because we are (or our nominee is) the holder of record of ECI shares held by us for your account and, to the extent that you qualify for a full or partial exemption, you need to complete and submit the Declaration Form to us as promptly as possible in order to allow us ample time to request such exemption on your behalf by no later than 5:00 p.m., New York time, on the Submission Date. The Declaration Form should be completed pursuant to the instructions in the Information Statement under “Israeli Withholding Taxes” and the instructions set forth in the Declaration Form. If you properly complete and deliver such form to us promptly in order to allow us ample time to request such exemption on your behalf by no later than 5:00 p.m., New York time, on the Submission Date, we will forward your request to the Paying Agent and, as promptly as practicable following the Submission Date, the Paying Agent will transfer ECtel shares to you by crediting your account with us.

     Enclosed for your information are copies of the following documents:

1.	Information Statement;

2.	Declaration Form (“Declaration of Status of Beneficial Owner for Israeli Income Tax Purposes”); and

3.	An envelope in which to return your Declaration Form to us.

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